UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at January 6, 2010

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: January 14, 2010

* Print the name and title of the signing officer under his signature.

  Level 0 Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL COMPLETES $7.4 MILLION OF PREVIOUSLY ANNOUNCED
FINANCINGS AND APPOINTS NEW DIRECTOR

January 6, 2010 - Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it has now completed approximately $7.4 million of the planned $12.5 million of financings announced December 2, 2009. The shares issued under this financing will be subject to four month resale restricted periods from their issuance dates in December 2009 and January 2010. The Company also intends to increase the originally planned $12.5 million of financings by approximately $2.2 million, and it has received Toronto Stock Exchange approval for such increase. The Company expects to complete the remaining financings in January 2010.

The remaining portion of the Company's recapitalization will be sought through a rights offering planned for January 2010. Completion of at least $3.1 million of this rights offering is guaranteed by another new principal investor, Daboll Consultants who are associated with the Steinmetz Diamond Group.

Appointment of New Director

Together with completion of the initial part of the financing, Rockwell has appointed Mr Yong Guo as a director of the Company. Mr Guo is the managing partner of Godia Capital Partners ("Godia"), one of the first Chinese private equity funds created to focus on investment opportunities in resource projects in Africa. Mr Guo and his investment partners also have a sound knowledge of the emerging Chinese diamond manufacturing sector and, over the past year, have done an extensive assessment of mining opportunities in southern Africa. Mr Guo has been involved in the successful launch and management of Omaha Capital China and CMT China Value Partners, two venture capital funds focussed on early growth investment opportunities in China. He is also the Vice President of Business Development for ChinaEDU, Beijing, a leading on-line education company in China, and iSoftStone Technology, Beijing, a successful IT outsourcing company in China. Mr Guo holds a Bachelor of Computer Sciences from Southeast University, Nanjing, China, and a Master of Computer Science from Syracuse University in the USA.

President and CEO John Bristow commented "We are pleased to have completed the majority of our planned financing. These funds provide the basis on which we can strengthen our balance sheet, modernize and re-commission the processing plant at Wouterspan - the Company's fourth operation which has been on care and maintenance since January 2009, take advantage of increasing diamond prices, and re-commence our growth plans. We welcome Mr Yong Guo to our board and look forward to his assistance in tapping into the Chinese investment markets and identifying opportunities in the rapidly expanding Chinese diamond manufacturing and retail sector."

For further details on Rockwell, please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements" or "forward-looking information" (together, referred to as "forward-looking statements"). Other than statements of historical fact, all statements in this release that relate to the financing and rights offering are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed, and the terms and timing of the financing and rights offering may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the actions and approvals of securities regulatory authorities, including the securities regulatory authorities in each province and territory of Canada, the Toronto Stock Exchange and the Johannesburg Stock Exchange, the availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees and the actual terms of the financing or rights offering may differ materially from those outlined in the forward-looking statements.